UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2016 and 2015

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number              001-14905

The Nebraska Furniture Mart, Inc.

Profit Sharing Plan

700 South 72nd Street

Omaha, NE 68114

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE NEBRASKA FURNITURE MART, INC.

PROFIT SHARING PLAN

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Nebraska Furniture Mart, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 16, 2017

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

	2016	2015

ASSETS:

Investments, at fair value	$163,739,380	$144,660,050

Receivables:

Notes receivable from participants	1,407,282	920,720

Net Assets Available for Benefits at Fair Value	$165,146,662	$145,580,770

See notes to financial statements

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets:

Investment Income:

Net appreciation (depreciation) in fair value of investments	$8,615,448	$(5,733,306)

Interest and dividends	4,970,163	5,779,720

Total investment income	13,585,611	46,414

Interest income from notes receivable from participants	45,826	40,239

Contributions:

Employers	3,957,297	2,916,590

Participants	11,679,338	10,601,365

Participant rollovers	271,236	1,116,080

Total contributions	15,907,871	14,634,035

Other additions	67,998	20,430

Total additions to net assets	29,607,306	14,741,118

Deductions from net assets:

Benefit payments to participants	9,724,629	9,277,330

Administrative expenses	316,785	227,437

Total deductions from net assets	10,041,414	9,504,767

Net increase in net assets	19,565,892	5,236,351

Net assets available for benefits:

Beginning of year	145,580,770	140,344,419

End of year	$165,146,662	$145,580,770

See notes to financial statements

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of Plan

The following description of The Nebraska Furniture Mart, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General

The Plan is a defined contribution profit-sharing plan covering all employees, as defined in the Plan document, as of the start date of the employee. The employees covered under the Plan include those employed by Nebraska Furniture Mart, Inc., Floors, Inc., Nebraska Furniture Mart of Kansas, Inc., and TXFM, Inc. (collectively the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Each year, participants may contribute up to 50% of their eligible compensation, as defined by the Plan document. Contributions are subject to certain dollar limitations, as imposed by the Internal Revenue Code (IRC). Participants also may rollover amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of employee and Employer contributions into various investment options offered by the Plan.

Once an employee has completed one year of service with 1,000 or more hours of work during the year and attained the age of 21, they are eligible for discretionary matching contributions (Matching Contributions) starting the first of the following month. During 2016 and 2015, the Company made Matching Contributions equal to 50% of the first 6% of the employee’s contributions, up to 3% of the employee’s eligible compensation. In addition, the Company may make additional profit sharing contributions (Profit Sharing Contributions), subject to limitations established by the IRC. No additional profit sharing contributions were made for the years ended December 31, 2016 and 2015.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.	Vesting

Participants are fully vested in their contributions plus any income or loss thereon. Matching and Profit Sharing Contributions become fully vested according to the following schedule:

Periods of Service	Vested Percentage
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six	100%

In the event of disability or death, the participant will become fully vested.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of Plan – continued

E.	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance relating to participant’s contributions and rollovers under the Plan, or a maximum of $50,000. The notes are secured by the participant’s account balance in the participant’s account and bear interest rates which are equal to the Prime Rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period not to exceed five years, unless the purpose of the loan is to acquire or construct the primary residence of the participant, in which case the repayment period shall not exceed ten years. Effective September 1, 2016, the Plan will only offer general purpose loans not to exceed a five-year term. As of December 31, 2016 and 2015, interest rates ranged from 4.25% to 9.25%. As of December 31, 2016, and 2015, notes receivable from participants mature between February 2017 and August 2026, and January 2016 and December 2025, respectively.

F.	Payment of Benefits

If the participant’s vested account balance exceeds $1,000 and he or she is terminated due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or monthly or other periodical installments by Vanguard Fiduciary Trust Company in approximate equal amounts over the life expectancy of the participant or of the participant and his or her designated beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the participant’s account balance is less than $1,000, the Plan can automatically cash out the account at the participant’s termination in the form of a lump-sum distribution.

G.	Forfeited Accounts

Participants leaving employment with the Company before becoming fully vested forfeit their non-vested interest in the Matching Contributions and Profit Sharing Contributions. These forfeitures are used to pay expenses and to reduce the Company’s current or future contributions under the Plan. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $193,000, and $84,000, respectively. During the years ended December 31, 2016 and 2015, the Company used approximately $63,000 and $80,000, of forfeitures to pay Plan expenses, respectively.

H.	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock fund allocated to the participant’s account.

(2)	Summary of Significant Accounting Policies

The following accounting policies, which conform with generally accepted in the United States of America (U.S. GAAP) and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

A.	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2016 and 2015

(2)	Summary of Significant Accounting Policies – continued

B.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

D.	Payment of Benefits

Benefits are recorded when paid.

E.	Administrative Expenses

Administrative fees and expenses of the Plan may be paid out of the Plan assets unless paid by the Company. Certain administrative fees are paid by the Company and are not reflected in the accompanying financial statements.

F.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

(3)	Fair Value Measurements

Various inputs are used to determine the fair value of the Plan’s investments. These inputs are summarized in three broad levels described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2016 and 2015

(3)	Fair Value Measurements – continued

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 or 2015.

Mutual Funds:  Valued at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end.

Money Market Funds:  Money market funds are valued based on the short-term cash component as of the measurement date and classified within Level 2 of the valuation hierarchy as they are not publicly traded.

Berkshire Hathaway Class B Common Stock Fund: The Berkshire Hathaway Class B Common Stock Fund is valued using a quoted active market price which is considered a Level 1 input.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015. The Plan has no assets classified within Level 3 of the valuation hierarchy.

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Money market fund	$-	$3,930,293	$-	$3,930,293

Berkshire Hathaway Class B Common Stock Fund	1,055,164	-	-	1,055,164

Mutual funds	158,753,923	-	-	158,753,923

Total investments at fair value	$159,809,087	$3,930,293	$-	$163,739,380

Fair Value Measurements

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Money market fund	$-	$3,656,064	$-	$3,656,064

Berkshire Hathaway Class B Common Stock Fund	578,369	-	-	578,369

Mutual funds	140,425,617	-	-	140,425,617

Total investments at fair value	$141,003,986	$3,656,064	$-	$144,660,050

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2016 and 2015

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

(5)	Tax Status

The Plan has adopted a prototype plan. The prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated May 28, 2014 as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. Although the Plan has amended the prototype plan document, the plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Risks and Uncertainties

The Plan invests in various marketable securities. Marketable securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain marketable securities and the level of uncertainty related to changes in the value of marketable securities, it is at least reasonably possible that changes in values of marketable securities in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(7)	Party-in-Interest Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee for the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Additionally, the Plan has a number of service providers which qualify as parties-in-interest. Fees paid by the Plan to parties-in-interest amounted to approximately $320,000 and $228,000 for the years ended December 31, 2016 and 2015, respectively.

The Plan also invests in the Class B common stock fund of Berkshire Hathaway. The Trustee recorded purchases of approximately $393,000 and $461,000 of Berkshire Class B common stock fund during the year ended December 31, 2016 and 2015, respectively. The Plan had approximately $89,000 and $76,000 of sales of the Berkshire Class B common stock fund during the year ended December 31, 2016 and 2015 respectively.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2016 and 2015

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015, to Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$165,146,662	$145,580,770
Delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	(3,122)	(4,287)

Net assets available for benefits per the Form 5500	$165,143,540	$145,576,483

	2016	2015
Changes in assets available for benefits per the financial statements	$19,565,892	$5,236,351
Change in delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	1,165	(464)

Changes in assets available for benefits per the Form 5500	$19,567,057	$5,235,887

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	EIN# 47-0428274
December 31, 2016	Plan# 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

* Vanguard	Vanguard PRIMECAP Investor	$34,362,623
* Vanguard	Vanguard 500 Index Investor	29,791,720
* Vanguard	Vanguard Wellington Inv	17,240,551
* Vanguard	Vanguard Target Retirement 2045 Inv	11,786,068
* Vanguard	Vanguard Total Bond Market Index Inv	10,587,897
* Vanguard	Vanguard Target Retirement 2025 Inv	9,412,340
* Vanguard	Vanguard Target Retirement 2035 Inv	6,922,430
* Vanguard	Vanguard Target Retirement 2050 Inv	6,085,739
* Vanguard	Vanguard Total Intl Stock Index Inv	5,894,447
* Vanguard	Vanguard Target Retirement 2015 Inv	3,792,709
* Vanguard	Vanguard Retirement Savings Trust	3,737,069
* Vanguard	Vanguard Target Retirement 2030 Inv	3,437,361
* Vanguard	Vanguard Target Retirement 2020 Inv	3,316,001
* Vanguard	Vanguard Mid-Cap Index Fund Admiral Shares	3,196,794
* Vanguard	Vanguard Target Retirement 2040 Inv	3,104,021
* Vanguard	Vanguard Target Retirement 2055 Inv	2,440,764
* Vanguard	Vanguard Windsor Fund	2,283,470
* Vanguard	Vanguard Explorer Inv	1,597,603
* Vanguard	Vanguard Retirement Income Inv	1,170,958
* Vanguard	Vanguard Target Retirement 2010 Inv	1,146,775
* Berkshire Hathaway Inc.	Berkshire Hathaway Class B Common Stock Fund	1,055,164
* Vanguard	Vanguard Target Retirement 2060 Inv	981,254
* Vanguard	Vanguard Federal Money Market Fund	193,224
* Vanguard	Vanguard Small-Cap Value Index Fund Admiral	70,865
Wells Fargo	Wells Fargo Advantage Special Mid Cap Value Fund; Class R6	57,526
* Vanguard	Vanguard Strategic Small-Cap Equity Fund	40,563
MassMutual	MassMutual Select Mid Cap Growth Equity Fund II; Class I	33,444

		$163,739,380

* Participants	Participant loans: Interest rates of 4.25% to 9.25% maturing February 2017 through August 2026	1,404,160

		$165,143,540

*    Represents a party-in-interest

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

By: /s/ Tiffaney Kuper

Tiffaney Kuper
Plan Administrator and Benefits Manager

Date: June 16, 2017

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

EXHIBITS

Exhibit No.		Page No.
23.1	Consent of Whitley Penn LLP	14